EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Stonegate Mortgage Corporation

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to Stonegate Mortgage Corporation 2013 Non-Employee Director Plan, as amended, of our report dated March 15, 2016, with respect to the consolidated balance sheets of Stonegate Mortgage Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Stonegate Mortgage Corporation.

/s/ KPMG LLP
Indianapolis, Indiana
August 10, 2016